UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-18045

WORLD RACING GROUP, INC.
 (Exact name of registrant as specified in its charter)

7575-D West Winds Boulevard
Concord, North Carolina 28027
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 185

Pursuant to the requirements of the Securities Exchange Act of 1934, Prescient Applied Intelligence, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 14, 2009	By:	/s/ Brian M. Carter
	Name:	Brian M. Carter
	Title:	Chief Executive Officer